SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A1

Under the Securities Exchange Act of 1934

TripAdvisor, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

896945201

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5300

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

October 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1 (e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1         Note:  This statement constitutes Amendment No. 3 of the Report on Schedule 13D of the reporting person Liberty Interactive Corporation.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Interactive Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,959,751 shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 30,959,751 shares

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,959,751 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.

Percent of Class Represented by Amount in Row (11)
21.7%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Person into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Company representing approximately 56.6% of the voting power of the Company. See Item 5.

14.	Type of Reporting Person (See Instructions) CO

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Statement of

LIBERTY INTERACTIVE CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

TRIPADVISOR, INC.

This Report on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of TripAdvisor, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The Report on Schedule 13D originally filed with the Commission by Liberty Interactive Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), on December 30, 2011, as amended by Amendment No. 1 filed with the Commission on May 15, 2012 and Amendment No. 2 filed with the Commission on December 11, 2012 (together, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 3 to the Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

The purpose of this Amendment is to report that on October 10, 2013, the Reporting Person announced that its Board of Directors has authorized management of the Reporting Person to pursue a plan to effect a spin-off of the Reporting Person’s interest in the Issuer, as described below.

Item 2.   Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule 1 attached hereto amends and restates in its entirety Schedule 1 previously filed as part of the Schedule 13D and is incorporated herein by reference.  Each of the executive officers and directors listed in Schedule 1 is a citizen of the United States, unless otherwise noted on Schedule 1.  Neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of its executive officers and directors named on Schedule 1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.   Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Person has announced that its Board of Directors has authorized management of the Reporting Person to pursue a plan to spin off  a subsidiary of the Reporting Person (“TripCo”), which will at the time of the Spin-Off (as defined below) hold, among other things, 100% of the Reporting Person’s interest in the Issuer and the Reporting Person’s 100% ownership interest in its BuySeasons business, by distributing to the holders of its Liberty Ventures common stock, all of TripCo’s common stock (the “Spin-Off”). As currently contemplated, holders of the Reporting Person’s Series A Liberty Ventures common stock (“LVNTA”) would receive a dividend of one share of TripCo’s Series A common stock for each whole share of LVNTA held by them on the record date and holders of the Reporting Person’s Series B Liberty Ventures common stock (“LVNTB”) will receive a dividend of one share of TripCo’s Series B common stock for each whole share of LVNTB held by them on the record date. If the board of directors of the Reporting Person determines to proceed with the Spin-Off and all conditions to the Spin-Off are satisfied or, if applicable, waived by the board of directors of the Reporting Person in its sole discretion, the Reporting Person expects to complete the Spin-Off during the first half of 2014.

Subject to the foregoing and except as contained in the agreements attached as Exhibits to the Schedule 13D, (i) the Reporting Person does not have and, to the best of its knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.

Item 5.   Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 4 of, and Rows (7) through (10) of the cover pages to, this Amendment is incorporated herein by reference.

(a)-(b) The Reporting Person beneficially owns 18,159,752 shares of Common Stock and 12,799,999 shares of Class B Common Stock, which shares constitute 13.9% of the outstanding shares of Common Stock of the Issuer and 100% of the outstanding shares of Class B Common Stock of the Issuer. Assuming the conversion of all of the Reporting Person’s shares of Class B Common Stock into Common Stock, the Reporting Person would beneficially own 21.7% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share the Reporting Person may be deemed to beneficially own equity securities of the Company representing approximately 56.6% of the voting power of the Company. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of the Reporting Person.  The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on July 18, 2013, 130,185,554 shares of Common Stock and 12,799,999 shares of Class B Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.  Each of Mr. Maffei and Mr. Shean owns 3,377 restricted shares of Common Stock, none of which have vested, and the Maffei Foundation beneficially owns 1,938 shares of Common Stock, as to which shares Mr. Maffei has disclaimed beneficial ownership.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

The Reporting Person intends that the Spin-Off will constitute a Distribution Transaction and that TripCo will be a Qualified Distribution Transferee, in each case, as provided in the Governance Agreement.  Pursuant to the Governance Agreement, the Reporting Person has requested, and the Issuer’s board of directors has approved, the transfer of Common Stock and Class B Common Stock to TripCo in the Spin-Off for purposes of Section 203 of the Delaware General Corporation Law (the “DGCL”) and therefore the restrictions of Section 203 of the DGCL will not be applicable to TripCo so long as the Spin-Off meets the terms of the Governance Agreement.  Following the Spin-Off, TripCo will assume all of the Reporting Person’s obligations and succeed to the Reporting Person’s rights under the Governance Agreement.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: October 16, 2013

LIBERTY INTERACTIVE CORPORATION

	By:	/s/ Richard N. Baer
Name: Richard N. Baer
Title: Senior Vice President and General Counsel

Schedule 1

Directors and Executive Officers

of

Liberty Interactive Corporation

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	Chief Executive Officer, President and Director of Liberty

M. Ian G. Gilchrist	Director of Liberty

Andrea L. Wong	Director of Liberty

Evan D. Malone	Director of Liberty

David E. Rapley	Director of Liberty

Larry E. Romrell	Director of Liberty

Michael A. George	Director of Liberty; President and Chief Executive Officer of QVC, Inc.

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty

Richard N. Baer	Senior Vice President and General Counsel of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Chief Financial Officer of Liberty